EXHIBIT 99.1

PRESS RELEASE

Banro Announces Corporate and Board Appointments and Provides a Brief
Operations Update

- Dr. John Clarke appointed to role of permanent President and CEO
- Two new independent directors, Richard Brissenden and Derrick Weyrauch, join Banro board
- Cyanide irrigation at Namoya heap leach commenced first week of December

Toronto, Canada – December 12, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) has made several corporate and board changes effective immediately. Two new independent directors, Richard Brissenden and Derrick Weyrauch, have been appointed to Banro’s board and Dr. John Clarke has been appointed to the permanent role of President and CEO from the interim President and CEO role he had been filling since March 2013.

Dr. Clarke has served on the Banro board since 2004 and will continue, in the role of CEO, to manage Banro through its transition to a two-mine company and beyond.  “My commitment to Banro and its strategic growth remains as solid as it has been since I joined the board in 2004,” commented Dr. Clarke. “We are moving through a critical transition from a junior mining company to a mid-tier producer targeting some 200,000 plus ounces of gold per year and I am very excited to continue to be part of the driving force behind this transition along with our qualified and dedicated operations teams in the DRC.”

Richard Brissenden is a mining executive and corporate director with over thirty years of experience in the resource sector. A Chartered Professional Accountant (CPA, CA) and Certified Director (ICD.D), he serves on the board and audit committee for several mining companies, including McEwen Mining, Ryan Gold Corp., and Corona Gold Corporation. As chairman and president of Excellon Resources Inc. from 1991 to 2008, he led the company through the discovery, development and production stages of a high-grade silver/lead/zinc mine in Northeastern Mexico. He has also been a director of HudBay Minerals Inc., as well as president of a gold producer in Alaska, and president of a mine finance house with interests in over fifty junior mining companies. He is a member of the Institute of Chartered Accountants of Ontario and the Institute of Corporate Directors.

Derrick Weyrauch is a Chartered Professional Accountant (“CPA”) and a Chartered Accountant (“CA”) with over 25 years of experience that includes corporate financial management, financings, strategic planning and merger & acquisition transactions.  Currently, he serves on the Audit, Health & Safety Committee and Chairs two Special Committees for the board of directors of Jaguar Mining Inc. Prior to its sale in 2013, Mr. Weyrauch served as the Chief Financial Officer of Andina Minerals Inc.   Mr. Weyrauch earned his CA designation in 1990 while working at KMPG and he is a member of the Institute of Chartered Accountants of Ontario, the Institute of Corporate Directors and he holds a Bachelor of Arts degree in Economics.

Both Mr. Brissenden and Mr. Weyrauch join the existing Banro board, which consists of founder Arnold Kondrat, Chairman Bernard van Rooyen, Banro CEO John Clarke, Peter Cowley, Richard Lachcik, Maurice Colson and Peter Gundy.

“We are very pleased to have two such distinguished and well-qualified professionals join the Banro board in the capacity of independent directors and we look forward to receiving the benefit of their knowledge, experience and guidance to further enhance Banro’s corporate governance,” commented Banro board chairman Bernard van Rooyen. “We are also pleased to announce John Clarke’s appointment to Banro’s CEO role, on a permanent basis. The board has confidence in John’s leadership through this upcoming period of significant growth and wishes to express its thanks to him for serving in the interim role for the past nine months of operational change and improvement.”

Operations Update
The expansion program at Twangiza, implemented to allow an increase in throughput capacity from the current 1.3 million tonnes per annum to 1.7 million tonnes per annum, has been substantially completed with the exception of the installation of the second elution circuit, anticipated for Q1 2014. In addition, measures are being taken to mitigate weather-related processing issues with the installation of a protective cover for the active ore pile during this seasonal period of heavy rainfall.

At Namoya, cyanide irrigation of the early heap leach pad began the first week of December. Mobile crushing units continue to be utilized in advance of completion of the primary crusher, which is expected before the end of December. Initial assessment of the leach process indicates good percolation through the heap and liquid from the heap is now moving through to the pregnant solution pond. Namoya remains on track for a first gold pour by year end.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine, which began commercial production September 1, 2012, and construction of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth
Vice President, Investor Relations
+1 (416) 366-9189
+1-800-714-7938, Ext. 2802
info@banro.com.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof), costs, cash flows and gold recoveries and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.